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SEC

18000971

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SEC Mail Processing Received

FEB 27 2018

WASH, D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-04253~~
8-65341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jones Lang LaSalle Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E. Randolph Drive
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, William J. Cavagnaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jones Lang LaSalle Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charito M. Stacey
CHARITO M STACEY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ST6209675
Qualified in Queens County
My Commission Expires 08-03-2021

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JONES LANG LASALLE SECURITIES, L.L.C.

Table of Contents

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
Jones Lang LaSalle Securities, L.L.C.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jones Lang LaSalle Securities, L.L.C. (the Company) as of December 31, 2017, the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2002.

Chicago, Illinois
February 26, 2018

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	7,604,744
Accounts receivable		175,000
Prepaid expenses		41,737
Total assets	$	7,821,481
Liabilities and Members' Equity		
Accounts payable and other accrued liabilities	$	45,503
Commission payable		1,082,605
Deferred income		12,500
Due to Parent Company		51,995
Total liabilities		1,192,603
Member's equity		6,628,878
Total liabilities and member's equity	$	7,821,481

See accompanying notes to financial statements.

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Operations

For the Year Ended December 31, 2017

Revenue		
Advisory fees	$	4,102,500
Reimbursable income		138,107
Total revenue		4,240,607
Expenses		
Commission expense		2,051,250
Reimbursable expenses		138,107
Business license/fees expense		84,026
Audit expense		51,400
Other professional expense		29,886
Legal expense		20,988
Other expense		62,851
Total expenses		2,438,508
Net Income	$	1,802,099

See accompanying notes to financial statements.

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Member's Equity

For the Year Ended December 31, 2017

	Member units	Member's equity
Balances at January 1, 2017	125	$ 4,826,779
Net income	-	1,802,099
Balances at December 31, 2017	125	$ 6,628,878

See accompanying notes to financial statements.

JONES LANG LASALLE SECURITIES, L.L.C.

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	1,802,099
Reconciliation of net income to net cash used in operating activities:		
Increase in accounts receivable		(175,000)
Increase in prepaid expenses		(8,671)
Decrease in commission payable		(2,136,270)
Increase in deferred income		12,500
Increase in accounts payable and other accrued liabilities		8,451
Cash used in operating activities		(496,891)
Cash flows from financing activity:		
Increase in due to Parent Company		17,511
Cash provided by financing activity		17,511
Net decrease in cash		(479,380)
Cash, January 1, 2017	$	8,084,124
Cash, December 31, 2017	$	7,604,744

See accompanying notes to financial statements.

(1) Organization

Jones Lang LaSalle Securities, L.L.C. (the Company), a subsidiary of Jones Lang LaSalle Americas Inc., was incorporated in the state of Illinois on April 24, 2002. Jones Lang LaSalle Americas (Illinois), L.P., the founding member of the Company, transferred its membership interest to Jones Lang LaSalle Americas, Inc. (Parent Company and Member) on November 16, 2009.

The Company was created to conduct transactions as a broker or dealer in the securities and investment advisory business and is registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority (the FINRA) (formerly, the National Association of Securities Dealers Regulation, Inc. (the NASD), the Municipal Securities Rulemaking Board (the MSRB), all states and various territories. The Company's FINRA Membership was approved on June 25, 2002. The company primarily engages as a broker dealer entity that distributes private real estate funds sponsored and/or advised by third parties and participates in investment banking, municipal advisory and limited municipal underwriting activities. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and does not hold customer funds or safe-keep customer securities.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Limitation on Withdrawal of Equity Capital

The Company's policy is to give written notice to FINRA two business days prior to any equity withdrawals that exceed $500,000 and, on a net basis, exceed 30% of the Company's excess net capital, in any 30-day period. The Company made no equity distributions in 2017.

(c) Fees

The Company recognizes revenues as the related advisory and professional investment banking services are provided unless future contingencies exist. If future contingencies exist, the Company defers recognition of this revenue until the respective contingencies have been satisfied. The Company also earns transaction based revenues through the sale of private placement securities and recognized such revenues upon receiving confirmation of the transaction closing. The Company pays commissions to its representatives for generating both fee and transaction based revenue. The Company records commission expense concurrent with revenue recognition as services are provided.

(d) Reimbursable Income

Reimbursable income is comprised of expenses incurred on behalf of and reimbursed by the client. The Company follows ASC Topic 605, 'Principal and Agent Considerations,' when accounting for reimbursements from clients.

(e) Recent Accounting Pronouncements - Revenue Recognition

In March 2016, the FASB issued ASU No. 2016-08, *Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*, which clarifies the implementation guidance on principal versus agent considerations and together with ASU No. 2014-09 (collectively the "ASUs"), as discussed below, amends and comprises ASC Topic 606, *Revenue from Contracts with Customers*. In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers*, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. These ASUs, and other related ASUs, will replace most existing revenue recognition guidance in U.S. generally accepted accounting principles ("U.S. GAAP") when effective. The final standard is effective for annual and interim periods in fiscal years beginning after December 15, 2017.

We expect to apply the full retrospective approach to adopt ASC Topic 606 beginning January 1, 2018. Our implementation efforts include identifying revenues and costs within the scope of the standard, reviewing contacts and documenting policies under the new standard. Based upon analyses performed, ASC Topic 606 may result in an acceleration of the timing of revenue recognition for certain transaction commissions and advisory services. These services include variable consideration or other aspects, such as contingencies, that preclude revenue recognition contemporaneous with the satisfaction of our performance obligations within the legacy revenue recognition framework. We do not expect the acceleration of the timing of revenue recognition to have a material impact to our Financial Statements.

In addition, based on our implementation efforts to date, we have concluded reimbursed costs incurred by our employees will be presented gross under ASC Topic 606 because we control the ultimate performance of the service. Therefore, we do not expect to change our presentation of certain reimbursable costs from a gross presentation within revenue and expenses.

(3) Income Taxes

The Company is a limited liability company which is treated for federal and state income tax purposes as a disregarded entity and is not subject to income taxes. Accordingly, the accompanying financial statements contain no provision for income taxes. In 2015, the Company and the Parent Company executed an agreement which explicitly excludes taxes from the expense sharing arrangement signed by both parties. The Company had no uncertain tax positions which would require the Company to record a tax exposure liability as of December 31, 2017.

The Company does not have a tax-sharing agreement with the Parent Company and no payments have been made between the Company and its Parent Company for tax reimbursements.

The Company has disclosed a pro forma tax expense as though the Company filed a separate tax return for purposes of its Parent Company reporting. For the year ended December 31, 2017, the income tax expense of $756,882 was computed by applying an estimated tax rate of 42%. The Company has generated no deferred tax liabilities or assets as of December 31, 2017 to be utilized by the Parent Company.

(4) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of the greater of minimum net capital of $150,000, or 6 2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2017, the Company had net capital and net capital requirements of $6,412,141 and $150,000, respectively. On December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was approximately 0.19 to 1.00.

(5) Limited Liability Company Agreement

Pursuant to the terms of the Amended and Restated LLC Agreement, Jones Lang LaSalle Americas, Inc. is the sole member of the Company and contributes to the management of the operations of the Company.

The Company shall terminate on December 31, 2102, unless terminated earlier as provided in the LLC Agreement.

Except as provided in the Illinois Limited Liability Company Act, a member shall not be personally liable for any debt, obligation or liability of the Company solely by reason of being a member of a limited liability company.

(6) Transactions with Related Parties

The Company and its Parent Company maintain an expense sharing agreement (the Agreement), whereby the Parent Company provides certain services at no cost to the Company. Services under the Agreement include certain compensation and occupancy costs, including lease of office space, the use of furnishings as well as the information technology infrastructure provided by the Parent Company and were approximately $1,719,827 during 2017. The Company has and will continue to record expenses for which it is directly or indirectly liable, such as business licenses, employee commission expense, and professional fees, in its statement of operations. The Company reimburses the Parent Company for commissions paid to employees on its behalf. During 2017, total commissions paid by and reimbursed to the Parent Company were $968,645.

(7) Subsequent Events

Subsequent to December 31, 2017 and through February 26, 2018, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

JONES LANG LASALLE SECURITIES, L.L.C.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

Schedule I

Total members equity	$ 6,628,878
Deductions/charges :	
Non-allowable assets :	
Accounts receivable	(175,000)
Prepaid expenses	(41,737)
Total Non-allowable assets	(216,737)
Net capital before haircuts on securities positions	6,412,141
Haircuts on securities	-
Net capital	6,412,141
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and other accrued liabilities	45,503
Commission payable	1,082,605
Deferred income	12,500
Due to Parent Company	51,995
Total aggregate indebtedness	1,192,603
Ratio : Aggregate indebtedness to net capital	.19 to 1
Computation of basic net capital requirement	
Minimum net capital required (the greater of 6 2/3% aggregate indebtedness of $150,000)	150,000
Net capital in excess of minimum requirement	$ 6,262,141

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2017 filed on January 23, 2018 by Jones Lang LaSalle Securities, L.L.C. (the Company) in its Form X-17A-5.

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2017.

See accompanying report of Independent Registered Public Accounting Firm.

JONES LANG LASALLE SECURITIES, L.L.C.

Computation for Determination of Reserve Requirements and PAB Accounts Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

Schedule II

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2017.

See accompanying report of Independent Registered Public Accounting Firm.

JONES LANG LASALLE SECURITIES, L.L.C.

Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

Schedule III

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2017.

See accompanying report of Independent Registered Public Accounting Firm.

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member
Jones Lang LaSalle Securities, L.L.C.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017, which were agreed to by Jones Lang LaSalle Securities, L.L.C. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 26, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12-31-2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

JONES LANG LASALLE SECURITIES, LLC
200 EAST RANDOLPH DRIVE, 48TH FLOOR
CHICAGO, IL 60601
CRD # 120738
SEC # 8-65341

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Estee Dorfman 781-780-7069

2. A. General Assessment (item 2e from page 2)		$6,361
B. Less payment made with SIPC-6 filed (exclude interest) 07-17-2017 Date Paid		(543)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		5,818
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$5,818
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$5,818	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jones Lang LaSalle Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8 day of February, 20 18.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-2017
and ending 12-31-2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,240,608
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$4,240,608
2e. General Assessment @ .0015 Rate effective 1/1/2017	$6,361 (to page 1, line 2.A.)

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
Jones Lang LaSalle Securities, L.L.C.:

We have reviewed management's statements, included in the accompanying *Assertions Regarding Exemption Provisions* (the Exemption Report), in which (1) Jones Lang LaSalle Securities, L.L.C. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: *(k)(2)(i)* (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph *(k)(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chicago, Illinois
February 26, 2018

JLL

Assertions Regarding Exemption Provisions

We, as members of management of Jones Lang LaSalle Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by 17 C.F.R. § 240. 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2017 through December 31, 2017.

Jones Lang LaSalle Securities, LLC

By:

____

(Name and Title)

2-26-18

(Date)